[redacted]

SECUF 14045062 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69064

SEC MAIL PROCESSING SECTION RECEIVED FEB 18 2014 WASH, D.C. 193

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VGL Global LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Federal Street
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald W. Grava — (617) 449-3325
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Samet & Company, PC
(Name – *if individual, state last, first, middle name*)

1330 Boylston Street	Chestnut Hill	MA	02467
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald W. Grava, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VGL Global LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PAMELA C. MESSENGER
Notary Public
Commonwealth of Massachusetts
My Commission Expires
August 13, 2015

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VGL GLOBAL LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Year Ended December 31, 2013

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Member of
VGL Global LLC

Report on the Financial Statements

We have audited the accompanying financial statements of VGL Global LLC (a Massachusetts limited liability company) (the "Company") which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in member's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Samet & Company PC
1330 Boylston Street
Chestnut Hill, MA 02467
617.731.1222
617.734.8052 fax
www.samet-cpa.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of VGL Global LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 is fairly stated in all material respects in relation to the financial statements as a whole.

Samet & Company PC

Chestnut Hill, Massachusetts
January 27, 2014

VGL GLOBAL LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2013

ASSETS

Cash	$	17,245

LIABILITIES AND MEMBER'S EQUITY

Accrued expenses	$	4,000
Member's equity:		
Member contributions		34,500
Accumulated deficit		(21,255)
		13,245
	$	17,245

See notes to financial statements

VGL GLOBAL LLC

STATEMENT OF OPERATIONS
Year Ended December 31, 2013

Revenues:		
Interest income	$	2
Operating expenses:		
Insurance		587
Licenses and permits		520
Office expense		917
Professional fees		5,688
Regulatory expenses		2,915
		10,627
Net loss	$	(10,625)

VGL GLOBAL LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year Ended December 31, 2013

	Member Contributions	Accumulated Deficit	Total
Balance, January 1, 2013	$ 27,000	$ (10,630)	$ 16,370
Member contributions	7,500	-	7,500
Net loss	-	(10,625)	(10,625)
Balance, December 31, 2013	$ 34,500	$ (21,255)	$ 13,245

VGL GLOBAL LLC

STATEMENT OF CASH FLOWS
Year Ended December 31, 2013

Cash flows from operating activities:		
Net loss	$	(10,625)
Cash flows from financing activities:		
Member contributions		7,500
Net decrease in cash during the year		(3,125)
Cash, beginning of year		20,370
Cash, end of year	$	17,245

VGL GLOBAL LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2013

Note 1 **Organization and nature of business**

VGL Global LLC (the "Company") was formed in December 2011 and is a Massachusetts limited liability company. The Company offers merger and acquisition ("M&A") services, including advisory services and fairness opinions, as well as private placements of securities in accordance with the management agreement with the Financial Industry Regulatory Authority ("FINRA"). The Company is a registered broker under the Securities Exchange Act of 1934 and is a member of FINRA and the Securities Investor Protection Corporation ("SIPC").

Note 2 **Summary of significant accounting policies**

Revenue recognition
The Company recognizes revenue upon completion of M&A advisory, fairness opinion, or private placement of corporate securities services, typically monthly. In most cases, there are additional fees that are charged based on an agreed upon percentage of the proceeds of the transaction or completion of the engagement.

Income taxes
The sole member of the Company has elected to have the Company taxed as a single-member LLC. Accordingly, the Company is not subject to federal or state income taxes. All taxable income/loss and tax credits are reflected on the income tax returns of the member.

Income tax positions
The Financial Accounting Standards Board ("FASB") has issued a standard that clarifies the accounting and recognition of income tax positions taken or expected to be taken in the Company's income tax returns. The Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. If the Company incurs interest or penalties as a result of unrecognized tax benefits the policy is to classify interest accrued with interest expense and penalties thereon with operating expenses.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

VGL GLOBAL LLC

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
December 31, 2013

Note 2 **Summary of significant accounting policies (continued)**

Subsequent events
The Company has evaluated subsequent events through January 27, 2014, which is the date the financial statements were available to be issued.

Note 3 **Net capital requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1.

At December 31, 2013 the Company's net capital was $13,245, which was $8,245 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital was 30%.

Note 4 **Reserve requirement pursuant to Rule 15c3-3**

The Company is exempt from the provisions of Securities and Exchange Rule 15c3-3 under the exemptive provision under paragraph (k)(2)(ii).

VGL GLOBAL LLC

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
Year Ended December 31, 2013

Capital		
Member contributions	$	34,500
Accumulated deficit		(21,255)
		13,245
Deductions and charges:		
Nonallowable assets:		-
Net capital	$	13,245
Aggregate indebtedness		
Accrued expenses	$	4,000
Computation of basic net capital requirement		
Minimum net capital required	$	267
Minimum dollar net capital required		5,000
Net capital requirement		5,000
Excess net capital	$	8,245
Net capital less 120% of minimum dollar net capital required	$	7,245
Percentage of aggregate indebtedness to net capital		30%

Reconciliation with Company's computation (included in part II of form X-17A-5 as of December 31, 2013)

Net capital, as reported in Company's part II (unaudited) focus report	$	13,245
Net capital per above	$	13,245

SAMET

Certified Public Accountants

REPORT OF INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors and Member of
VGL Global LLC

In planning and performing our audit of the financial statements of VGL Global LLC (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17(a)-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practice procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Samet & Company PC
1330 Boylston Street
Chestnut Hill, MA 02467
617.731.1222
617.734.8052 fax
www.samet-cpa.com

REPORT OF INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3 (CONTINUED)

Because of the inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be a material weakness. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Samet & Company PC

Chestnut Hill, Massachusetts
January 27, 2014

SAMET